THE BANK OF KENTUCKY FINANCIAL CORPORATION

111 Lookout Farm Drive

Crestview Hills, Kentucky 41017

(859) 371-2340

January 25, 2012

Via Edgar CORRESPONDENCE

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Michael F. Johnson, Esq.

Re:	The Bank of Kentucky Financial Corporation Registration Statement on Form S-3, as amended (File No. 333-178897)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, The Bank of Kentucky Financial Corporation (the “Company”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement so that it may become effective by 5:01 p.m. Eastern Time on January 26, 2012, or as soon thereafter as practicable.

In connection with the foregoing request for acceleration of effectiveness, the Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Aaron A. Seamon of Squire Sanders (US) LLP, counsel to the Company, at (614) 365-2759 with any questions you may have concerning this request. In addition, please contact Mr. Seamon when this request for acceleration has been granted.

Very truly yours,

THE BANK OF KENTUCKY FINANCIAL CORPORATION

By:	/s/ Martin J. Gerrety
Martin J. Gerrety
Treasurer and Assistant Secretary